UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*
PRG-SCHULTZ INTERNATIONAL, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
69357C107

(CUSIP Number)
David Radunsky
Parkcentral Capital Management, L.P.
P.O. Box 269014
Plano, Texas 75206
(972) 535-1983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS Parkcentral Global Hub Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS Parkcentral Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS Petrus Securities, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS Hill Air Company I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS Steven Blasnik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 18 to Schedule 13D is filed jointly by and on behalf of Parkcentral Global Hub Limited (“Global Hub”), Parkcentral Capital Management, L.P. (“Capital Management”), Petrus Securities, L.P. (“Petrus”), Hill Air Company I, LLC (“Hill Air”), and Steven Blasnik to amend and supplement the Schedule 13D relating to shares of Common Stock, no par value per share, of PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation, filed by Parkcentral Global and Petrus with the Securities and Exchange Commission on November 8, 2005, as amended and/or supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on December 12, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on December 16, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on December 22, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on February 7, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on March 27, 2006, Amendment No. 9 to Schedule 13D filed with the Commission on April 13, 2006, Amendment No. 10 to Schedule 13D filed with the Commission on May 15, 2006, Amendment No. 11 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 12 to Schedule 13D filed with the Commission on November 29, 2006, Amendment No. 13 to Schedule 13D filed with the Commission on January 31, 2007, Amendment No. 14 to Schedule 13D filed with the Commission on February 5, 2007, Amendment No. 15 to Schedule 13D filed with the Commission on February 15, 2007, Amendment No. 16 to Schedule 13D filed with the Commission on February 26, 2007, and Amendment No. 17 to Schedule 13D filed with the Commission on June 19, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer.
     Unchanged
Item 2. Identity and Background.
     Unchanged
Item 3. Source and Amount of Funds or Other Consideration.
     Unchanged
Item 4. Purpose of Transaction.
     Unchanged
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this statement beneficially owned (identifying those shares which there is a right to acquire) by each reporting person is stated below.

	Aggregate Number of	Percentage of
	Shares of Common Stock	Common Stock
	Beneficially Owned	Beneficially Owned
Parkcentral Global Hub Limited	0	0.0
Parkcentral Capital Management, L.P.	0	0.0
Petrus Securities, L.P.	0	0.0
Hill Air Company I, LLC	0	0.0
Steven Blasnik	0	0.0
     (b) Number of shares as to which each person named in response to paragraph (a) of this Item 5 has:
(i)	Sole power to vote or to direct the vote:

See Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See Item 10 on the attached cover page(s).
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person(s) named in response to paragraph (a) of this Item 5 are described below.
     On September 25, 2007, Capital Management and Hill Air effected the conversion on behalf of Global Hub and Petrus of 10.0% Senior Convertible Notes Due 2011 of the issuer in the aggregate principal amount of $4,381,684 and $854,209, respectively, into 674,105 and 131,416 shares of Common Stock, respectively, pursuant to and in accordance with the Senior Notes and that certain Conversion and Support Agreement dated August 10, 2007 between the issuer and each of Capital Management and Hill Air, for itself and as a representative of Global Hub and Petrus, as applicable. From September 25, 2007 through September 28, 2007, the shares of Common Stock acquired by Global Hub and Petrus in connection with the conversion transactions were delivered by or on behalf of Global Hub and Petrus, respectively, against previous short sales of shares of Common Stock by Global Hub and Petrus, respectively.
     The Senior Notes were convertible at the option of the holder at any time prior to maturity into shares of Common Stock at the then-effective conversion price for the Senior Notes, subject to the anti-dilution and other adjustments described in the Senior Notes. As of September 25, 2007, the effective conversion price for the Senior Notes was $6.50 per share of Common Stock, subject to the anti-dilution and other adjustments described in the Senior Notes.
     Capital Management serves as an investment adviser and/or manager to other persons, including Global Hub. Capital Management may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of other persons, including Global Hub.
     Hill Air is denominated as a general partner of Petrus. Hill Air may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Petrus.

     Steven Blasnik is the President of each of Capital Management and Hill Air. Steven Blasnik may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of each of Capital Management and Hill Air.
     (d) Not applicable.
     (e) On or about September 25, 2007, each reporting person ceased to be, or otherwise was not, the beneficial owner of more than five percent of the class of securities reported on.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
     “On August 10, 2007, each of Capital Management and Hill Air, for itself and as a representative of Global Hub and Petrus, as applicable, entered into that certain Conversion and Support Agreement between the issuer and each of Capital Management and Hill Air, for itself and as a representative of Global Hub and Petrus, as applicable, in connection with the issuer’s efforts to obtain a new credit facility for purposes of the issuer’s refinancing transactions described in the Conversion and Support Agreement. The Conversion and Support Agreement imposed restrictions on dispositions of any Senior Notes held by Capital Management, Hill Air, or any affiliate of Capital Management or Hill Air and required Capital Management, Hill Air, and each affiliate of Capital Management or Hill Air to consent to, vote in favor of, or otherwise support certain matters related to the issuer’s refinancing transactions described in the Conversion and Support Agreement.
     The description of the Conversion and Support Agreement herein is qualified in its entirety by reference to the Conversion and Support Agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description of Exhibit
10.1
Conversion and Support Agreement dated August 10, 2007 between PRG-Schultz International, Inc. and each of Parkcentral Capital Management, L.P. and Hill Air Company I, LLC, for itself and as a representative of Parkcentral Global Hub Limited and Petrus Securities, L.P., as applicable (filed herewith and incorporated herein by reference)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 4, 2007	Parkcentral Global Hub Limited

		By:	Parkcentral Capital Management, L.P.
		Its:	Investment Adviser

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Parkcentral Capital Management, L.P.

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Petrus Securities, L.P.

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Hill Air Company I, LLC

		By:	/s/ David Radunsky

		Name:	David Radunsky
		Title:	Chief Operating Officer

Steven Blasnik

		By:	/s/ Steven Blasnik

		Name:	Steven Blasnik